Exhibit 99.1

LIVEREEL MEDIA CORPORATION
(Formerly Noble House Entertainment Inc.)

Consolidated Financial Statements

For the Years Ended June 30, 2010 and 2009
(Unaudited)

(Canadian Dollars)

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS

TORONTO, MONTREAL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
LiveReel Media Corporation

We have audited the consolidated balance sheets of LiveReel Media Corporation as at June 30, 2010 and 2009 and the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for each of the years in the three year period ended June 30, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for an opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three year period then ended, in accordance with Canadian generally accepted accounting principles.

/s/ SCHWARTZ LEVITSKY FELDMAN LLP
“SCHWARTZ LEVITSKY FELDMAN LLP”

Toronto, Ontario, Canada	Chartered Accountants
September 9, 2010	Licensed Public Accountants

                      1167 Caledonia Road
                      Toronto, Ontario M6A 2X1
                      Tel:  416 785 5353
                      Fax:  416 785 5663

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS

TORONTO, MONTREAL

Comments by Auditors for U.S. Readers
on Canada - U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Corporation’s ability to continue as a going concern, such as those described in the summary of significant accounting policies.  Our report to the shareholders dated September 9, 2010 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

In the United States reporting standards require the addition of an explanatory paragraph (following the opinion paragraph) on the audit of internal controls over financial reporting.  We were not required, nor were we engaged to perform an audit of the Company’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

/s/ SCHWARTZ LEVITSKY FELDMAN LLP
“SCHWARTZ LEVITSKY FELDMAN LLP”

Toronto, Ontario, Canada	Chartered Accountants
September 9, 2010	Licensed Public Accountants

                      1167 Caledonia Road
                      Toronto, Ontario M6A 2X1
                      Tel:  416 785 5353
                      Fax:  416 785 5663

LiveReel Media Corporation
Consolidated Balance Sheets
(Canadian Dollars)

As at June 30	Note	2010	2009
Assets
Current
Cash		$144,006	$398,408
Other assets	3	39,323	12,074
		$183,329	$410,482
Liabilities
Current
Accounts payable and accrued liabilities	4	$57,681	$91,307
		57,681	91,307
Shareholders' Equity
Capital stock	5	6,728,846	6,656,265
Contributed surplus		293,370	326,951
Warrants	6	1,146,081	1,146,081
Deficit and comprehensive loss		(8,042,649)	(7,810,122)
		125,648	319,175
		$183,329	$410,482

Going concern (Note 2)
Related party transactions (Note 12)
Commitments and contingencies (Note 13)

Approved by the Board  “Jason Meretsky”           Director    “Diana van Vliet”         Director

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Consolidated Statements of Operations and Comprehensive Loss
(Canadian Dollars)

For the Years Ended June 30	Note	2010	2009	2008
Revenue
Interest income		$-	$4,901	$40,012
Total Revenue		$-	$4,901	$40,012
Expenses
Loss on investments	7	$-	$854,858	$-
Consulting expense	8 & 12	92,500	93,581	60,000
Professional fees		48,883	59,354	60,645
Office and general	12	44,547	75,911	115,599
Foreign exchange loss (gain)		33,851	(175,838)	70,290
Shareholders information		11,137	11,610	10,292
Bank charges and interest		1,609	1,685	676
Writedown of production advances	9	-	-	426,884
Production advances	9	-	-	57,060
Amortization of investment in film	9	-	-	25,000
and television programs
Promotion		-	-	2,377
		232,527	921,161	828,823
Net loss and comprehensive loss for the year		$(232,527)	$(916,260)	$(788,811)
Net loss per share - basic and diluted	10	$(0.02)	$(0.07)	$(0.06)
Weighted average number of shares outstanding		14,696,744	13,721,744	13,721,744

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Consolidated Statements of Cash Flows
(Canadian Dollars

For the Years Ended June 30	2010	2009	2008
Cash flows from operating activities
Net loss for year	$(232,527)	$(916,260)	$(788,811)

Items not affecting cash
Loss on investments	$-	$854,858	$-
Stock based compensation	-	33,581	-
Writedown of production advances	-	-	426,884
Amortization of investment in film and television programs	-	-	25,000
Effect of changes in:
Other assets	(27,249)	44,288	(47,496)
Accounts payable and accrued liabilities	(33,626)	(93,238)	70,110
	(293,402)	(76,771)	(314,313)
Cash flows from investing activities
Investment in exchange traded securities	-	(854,858)	-
	-	(854,858)	-

Cash flows from financing activities
Proceeds from shares issued due to
exercise of stock options	39,000	-	-
	39,000	-	-
Decrease in cash	(254,402)	(931,629)	(314,313)
Cash, beginning of year	398,408	1,330,037	1,644,350
Cash, end of year	$144,006	$398,408	$1,330,037

Supplemental Disclosures
Interest paid	-	-	-
Income taxes paid	-	-	-

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Consolidated Statement of Shareholders’ Equity
(Canadian Dollars)

For the Years Ended June 30, 2010, 2009 and 2008

	Number of Shares	Share Capital	Warrants	Contributed surplus	Deficit and Comprehensive Loss	Shareholders' Equity

Balance June 30, 2008	13,721,744	$6,656,265	$1,146,081	$293,370	$(6,893,862)	$1,201,854
Net loss	-	-		-	(916,260)	(916,260)
Fair value of stock options granted for consulting services				33,581		33,581
Balance June 30, 2009	13,721,744	$6,656,265	$1,146,081	$326,951	$(7,810,122)	$319,175
Net loss	-	-		-	(232,527)	(232,527)
Exercise of stock options	3,900,000	72,581		(33,581)		39,000
Balance June 30, 2010	17,621,744	$6,728,846	$1,146,081	$293,370	$(8,042,649)	$125,648

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

1.   NATURE OF OPERATIONS

LiveReel Media Corporation (the “Company") is a fully integrated entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.

2.    SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada, which conform, in all material respects, with accounting principles generally accepted in the United States, except as disclosed in Note 17.

Going concern

Management has prepared these consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) applicable to a going concern, which contemplates that assets will be realized and liabilities discharged in the normal course of business as they come due. To this point, all operational activities and the overhead costs have been funded from the available cash and short term investments and by equity issuances

The Company has working capital of approximately $126,000 and an accumulated deficit of approximately $8 million.  The Company's ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company was unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary – LiveReel Productions Corporation (“LRPC”).

LRPC holds titles to the film properties and distribution rights acquired and is in the business of licensing, developing, producing and distributing films and television programs.

All intercompany balances and transactions have been eliminated on consolidation.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Revenue from the licensing of film and television programs is recognized when:

i.	the Company has persuasive evidence of a contractual arrangement;

ii.	the production has been completed;

iii.	the contractual delivery arrangements have been satisfied;

iv.	the licensing period has commenced and the customer can begin its exploitation, exhibition or sale;

v.	the fee is fixed or determinable; and

vi.	collectibility of proceeds is reasonably assured.

Revenue from the theatrical release of feature films is recognized at the time of exhibition based on the Company’s participation in box office receipts, provided that all of the foregoing conditions are met.

Cash payments received are recorded as deferred revenue until all the foregoing conditions of revenue recognition have been met.

Investment in Film and Television Programs

Investment in film and television programs includes the unamortized costs of film and television programs which have been produced by the Company or for which the Company has acquired distribution rights, libraries acquired as part of acquisitions of companies, and film and television programs in progress and in development.  This investment was impaired in prior years and has been fully provided for.

For film and television programs produced by the Company, capitalized costs include all direct production and financing costs, capitalized interest and production overhead. For acquired film and television programs, these capitalized costs consist of minimum guarantee payments to acquire the distribution rights.

Costs of acquiring and producing film and television programs and of acquired libraries are amortized using the individual-film-forecast method, whereby these costs are amortized. Participation and residual costs are accrued in the proportion that the current year’s revenue bears to management’s estimate of ultimate revenue at the beginning of the current year expected to be recognized from the exploitation, exhibition or sale of the film or television programs. Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release or from the date of delivery of the first episode for episodic television series. For titles included in acquired libraries, ultimate revenue includes estimates over a period not to exceed twenty years following the date of acquisition.

The valuation of investment in film and television programs is reviewed on a title-by-title basis, when an event or change in circumstances indicates that the recoverable value of a film or television program is less than its unamortized cost. Additional amortization is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film or television program. The fair value of the film or television program is determined using management’s future revenue and cost estimates and a discounted cash flow approach. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in film and television programs may be required as a consequence of changes in management’s future revenue estimates.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The functional currency of the Company is the Canadian dollar.  Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date.  Non-monetary assets are translated at the historical exchange rates which were in effect when they were acquired.  Revenue and expenses are translated at the approximate average rate of exchange for the year, except that amortization is translated at the rates used to translate related assets. The resulting gains or losses on translation are included in operations.

Accumulated Other Comprehensive Income (AOCI)

AOCI is included on the consolidated balance sheet as a separate component of shareholders’ equity and includes net unrealised gains and losses on short term investments net of applicable taxes, held as available for sale.  The Company does not have any such investments.

Future Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes.  Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.  Future income tax assets are recognized in the financial statements if realization is considered more likely than not.  A valuation allowance against future tax assets is provided to the extent that the realization of these future tax assets is not more likely than not.

Stock-Based Compensation

The Company follows a fair value based method of accounting for all Stock-based Compensation and Other Stock-based Payments to employees and non-employees.  The fair value of all share purchase options is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.

The market value of the Company’s share on the date of issuance of shares under any stock compensation plan is considered as fair value of the shares issued.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

2.      SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss Per Share

Basic loss per share is calculated by dividing net loss (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period.  Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.  Consequently, there is no difference between basic loss per share and diluted loss per share.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Significant estimates include recoverability of assets and fair value of stock based compensation.  Actual results could differ from those estimates.  Some of the key areas where estimates and assumptions are normally used include valuation of warrants and options, and recording of accruals.

Goodwill and intangible assets

In February 2008, the CICA issued Section 3064 “Goodwill and Intangible Assets”, which replaces Section 3062 “Goodwill and Other Intangible Assets”, and results in the withdrawal of Section 3450 “Research and Development Costs”, and Emerging Issues Committee Abstract 27 “Revenues and Expenditures during the Pre-operating Period”, and amendments to Accounting Guideline No 11 “Enterprises in the Development Stage”.  The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.  This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company has determined there is no impact of this standard on its financial statements.

Financial Instruments

In June 2009, the Company adopted the amendments to CICA Section 3862, Financial Instruments Disclosures, to include enhanced disclosures on the liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments.  The adoption of these amendments did not result in a material impact on the Company’s financial statements.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

(a)       Adoption of International Financial Reporting Standards

On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The adoption date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending June 30, 2011, and of the opening balance sheet as at July 1, 2010.

The Company’s initial assessment indicates that the Company’s  accounting policies in the key areas are consistent with those of IFRS. The next phase will include the analysis of accounting policy alternatives available under IFRS as well as the determination of changes, if any required to existing information systems and business processes.

(b)       Business Combinations

In January 2009 the CICA issued Section 1582, "Business Combinations".  This section is effective January 1, 2011 and applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period of the Corporation beginning on   or after January 1, 2011.  Early adoption is permitted.   This section replaces Section 1581.   "Business Combinations" and harmonizes the Canadian standards with International Financial Reporting Standards (IFRS).  The Company does not anticipate the adoption of this standard will impact the financial results.

(c)       Consolidated Financial Statements

CICA handbook Section 1601, "Consolidated Financial Statements" and Handbook Section 1602,  "Non-controlling Interests" replaces CICA Handbook Section 1600. Consolidated Financial  Statements.  Section 1601 establishes standards for the presentation of consolidated financial.  Section 1602 established accounting for a non-controlling interest in subsidiary in consolidated financial statements subsequent to the business combination.  Section 1602 is equivalent to the corresponding section of the International Financial Reporting Standard IAS 27, "Consolidated and Separate Financial Statements". These standards are effective for the Company for interim and annual financial statements beginning January 1, 2011.  The Company has not yet determined the impact of the adoption of these standards on its financial statements.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

3.    OTHER ASSETS

		2010	2009
Taxes recoverable		$24,831	$11,394
Deposits and prepayments	(a)	14,492	680
		$39,323	$12,074
________________
(a)
Deposits and prepayments at June 30, 2010 are for an extension of the Company’s director’s and officer’s insurance policy entered into May 2010, which extended the coverage to June 2011.  The costs of the policy are expensed on a straight line basis over the life of the policy.  In the prior year, the policy was also in place in terms of coverage, but this amount was not prepaid at year end.

The final element in the balance as of June 30, 2009, relates to an advance made by the Company of $680 as a retainer for a lawyer to assist in possible future regulatory filings.

4.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		2010	2009
Accounts payable	(a)	$5,141	$40,767
Accruals	(b)	20,000	18,000
Production advances	(c)	32,540	32,540
		$57,681	$91,307
________________

(a)	As at June 30, 2010 and 2009, accounts payable were regular trade payables incurred in the normal course of business.

(b)	Accruals at June 30, 2010 and 2009 are for estimated audit and consulting fees.

(c)
Production advances were received from two production companies towards script and screen play development. A former director and officer of the company and a former executive of its subsidiary are among the owners of one of the production companies, which advanced $26,540 (2009: $26,540).

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

5.      CAPITAL STOCK
a)   Authorized:  Unlimited number of common shares

(b)    Issued
	2010		2009
	Common		Common
	Shares	Amount	Shares	Amount

Beginning of year	13,721,744	$6,656,265	13,721,744	$6,656,265
Shares issued upon exercise
of stock options	3,900,000	39,000	-	-
Transfer from contributed surplus	-	33,581	-	-
End of Year	17,621,744	$6,728,846	13,721,744	$6,656,265

(c)  Stock Options:

On July 22, 2008, the board of directors agreed to increase the size of the option pool to 4,000,000 options.  In addition, the 900,000 options previously issued to the former Chief Executive Officer were cancelled.   Finally, a new grant of 3,900,000 options to the former Chief Executive Officer, at a strike price of $0.01 per option, expiring July 22, 2013, and fully vested was approved.  All of the options granted to the former Chief Executive Officer were exercised in the fiscal year ended June 30, 2010.

As a result of the granting of the options described above, the fair value of these options has been estimated, on July 22, 2008, the date of the grant, using a Black-Scholes option price model with the following assumptions:

Risk free interest rate	3.25%
Expected dividend	nil
Expected volatility	129%
Expected life	1826 days
Market price	US$0.01

The amount of $33,581 has been accounted for as a stock compensation expense included in consulting expense in the quarter ended September 30, 2008.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

5.    CAPITAL STOCK (continued)

The following table summarizes the continuity of the Company's stock options:

		Weighted
	Number of	average
	Options	exercise price
Outstanding, June 30, 2008	1,000,000	$0.15
Granted	3,900,000	$0.01
Cancelled	(900,000)	$0.15
Outstanding, June 30, 2009	4,000,000	$0.01
Exercised	(3,900,000)	$0.01
Outstanding, June 30, 2010	100,000	$0.15

As at June 30, 2010, the following stock options were outstanding:

		Outstanding		Exercisable
Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise Prices	Number of	Contractual Life	Exercise Price	Number of	Exercise Price
$	Shares	(Years)	$	Shares	$

0.15	100,000	1.6	0.15	100,000	0.15

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

6.    WARRANTS

As at June 30,	2010		2009
	# of warrants	Fair value	# of warrants	Fair value

Issued and outstanding at end of year	6,193,600	$1,146,081	6,193,600	$1,146,081
_________________

(a)
On July 22, 2008, the conversion price of all previously issued warrants was reduced to US$0.01 per warrant and the expiry date was extended to November 30, 2010 by the board of directors of the Company.  There is no financial impact related to this transaction.

(b)	The shares issuable upon exercise of the warrants issued are restricted in terms of their saleability in accordance with the regulations of the U.S. Securities and Exchange Commission.

7.    LOSS ON SHORT TERM INVESTMENTS

During the year ended June 30, 2009, the Company invested excess cash in certain exchange traded securities.  This resulted in a loss of approximately $855,000 being realized during the 2009 fiscal year.  No such investments occurred during fiscal 2010.

8.    CONSULTING EXPENSE

Consulting expense relates to stock based compensation described in Note 5 (c) above and the fees described in Note 12.

Stock based compensation included in consulting expense is nil in 2010 ($33,581 in fiscal 2009; 2008 – nil).

9.   INVESTMENT IN FILM AND TELEVISION PROGRAMS

As at June 30, 2006, Management concluded that its short term business plan would not include development of any of the previously acquired scripts except one, King of Sorrow, which was licensed and was developed into a commercial feature film. Management therefore decided to fully write off the carrying value of all scripts except for King of Sorrow. Management carried out evaluation of its estimated costs and revenue details of King of Sorrow as at June 30, 2007 and concluded that no further amortization was required to the $25,000 carrying value of this script.

In October and November 2007, the various production companies to whom advances had been made and their distribution partners received advances and or sold the rights to various territories that were lower than previous estimates.  As a result, management revised its estimated future repayments from these production companies downward and wrote down the value of the King of Sorrow script to nil in the three months ended September 30, 2007, resulting in a $25,000 charge to operations in that period.

In addition, management wrote down the advances to the production companies to a net recoverable level of $100,000 and recorded a charge of $376,910 in the three months ended September 30, 2007. In the three months ended December 31, 2007, the Company made additional advances totalling $57,060 and expensed these amounts in the period.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

9.   INVESTMENT IN FILM AND TELEVISION PROGRAMS (continued)

In April 2008, the Company received payment of $29,840 from distributing one of the films which was applied to reduce this receivable.  After evaluating the future expected proceeds from various unsold territories of the properties the production companies hold, the Company wrote off $49,974 of the production advances effective June 30, 2008, reducing the balance to $20,179 at June 30, 2008.

In the first quarter of fiscal 2009, the Company received the remaining $20,179 outstanding at June 30, 2008.

10.    LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the year ended June 30, 2010, which were 14,696,744 shares (2009 - 13,721,744; 2008 – 13,721,744).

The Company had 6,193,000 share purchase warrants and 100,000 stock options issued and outstanding as at June 30, 2010. Inclusion of these warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and is therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

11.    INCOME TAXES

The effective tax rate of Nil (2009 – Nil; 2008 - Nil) for income taxes varies from the statutory income tax rate of approximately 31% (2009 – 36%; 2008 - 36%) due to the fact that no tax recoveries have been recorded for losses incurred, as management has determined that it is more likely than not that the losses will be utilized before they expire.

The temporary differences that give rise to future income tax assets and future income tax liabilities are presented below:

	2010	2009	2008
Amounts related to tax loss and credit carry forwards	$874,000	$1,238,000	$933,000

Net future tax assets	874,000	1,238,000	933,000
Less: Valuation allowance	(874,000)	(1,238,000)	(933,000)
	$-	$-	$-

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

11.   INCOME TAXES (continued)
The tax effect (computed by applying the Canadian federal and provincial statutory rates) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

	2010	2009	2008
Canadian statutory income tax rate	31.00%	36.00%	36.00%
Income tax recovery at statutory income tax rate	$(72,083)	$(329,854)	$(287,369)
Tax effect of:
Permanent differences and other	(8,645)	12,090	-
Change in valuation allowance	80,728	317,764	287,369
Income Tax Recovery	$-	$-	$-

The Company has carry forward tax losses of approximately $3.5 million, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been recorded in the financial statements.

2011	$214,000
2015	204,000
2016	603,000
2027	536,000
2028	668,000
2029	911,000
2030	260,000

$3,396,000

12.    RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. The transactions recorded approximate the fair market value of the transactions.  Related party transactions and balances not disclosed elsewhere in the financial statements are:

i.
Consulting fees include $55,000 paid to the existing Chief Financial Officer for services rendered during the period (2009 - $ 60,000; 2008 – $60,000).  Consulting fees in 2010 also include $30,000 of fees paid to an affiliate of the largest shareholder and $7,500 to the new Chief Executive Officer for various consulting services rendered in the last three months of fiscal 2010.  No such fees were paid in fiscal 2009 or 2008 to the latter two parties.

ii.
Office and general expenses include approximately $nil (2009 - $26,000; 2008 – $58,000) of reimbursable expenses to the former Chief Executive Officer for various costs including rent, communications, health benefits, and professional fees.

13.   COMMITMENTS AND CONTINGENT LIABILITIES

(i)
The Company's wholly owned subsidiary, LRPC has entered into various film distribution, joint venture and co-producing arrangements under which the Company will co-produce two films, in addition to its current wholly-owned slate of projects. Under these arrangements, co

(ii)
producers, who will own 50% of the net revenue will contribute half of the development fees to LRPC toward the development of the projects.  LRPC will utilize these fees, in conjunction with its own, in order to develop the projects and bring them to maturity. The extent of financial commitments required under these arrangements cannot be reasonably determined at this time.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

14.    SEGMENTED INFORMATION

The Company has three identifiable segments, namely licensing, production and distribution.

The accounting policies of the segments are same as those described in Note 2. The Company evaluates each segment’s performance based on its contribution to consolidated net earnings. There are no inter-segment charges or transactions. The table below presents summarised financial information for the fiscal years ended June 30, 2010, 2009, and 2008.

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

Business Segments

	2010				2009				2008
	Licen.	Prod.	Dist.	Total	Licen.	Prod.	Dist.	Total	Licen.	Prod.	Dist.	Total

Total revenue	$-	$-	$-	$-	$-	$-	$-	$-	-	-	-	$-
Earnings (losses) from operations	-	-	-	-	-	-	-	-	(25,000)	-	(483,944)	$(508,944)
Total assets	-	-	-	-	-	-	-	-	-	-	20,179	$20,179
Total liabilities	-	32,540	-	32,540	-	32,540	-	32,540	-	32,540	-	$32,540
Reconciliation to Financial Statements
Revenue
Total revenue from reportable segments				$-				$-				$-
Other				-				4,901				40,012
				$-				$4,901				$40,012
Net Loss
Total losses from reportable segments				$-				$-				$(508,944)
Other				(232,527)				(916,260)				(279,867)
				$(232,527)				$(916,260)				$(788,811)
Assets
Total assets used for reportable segments				$-				$-				$20,179
Other				183,329				410,482				1,366,220
				$183,329				$410,482				$1,386,399
Liabilities
Total liabilities of the reportable segments				$32,540				$32,540				$32,540
Other				25,141				58,767				152,005
				$57,681				$91,307				$184,545

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

15.    FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS

The company has classified cash as a held for trading financial instrument and accounts payable and accrued liabilities as other liabilities.  The fair value of these financial instruments approximates their carrying value due to their short term nature.  The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfilment of obligations, the continuation of the Company’s search for new business participation opportunities, and limited exposure to credit and market risks while ensuring greater returns on the surplus funds on hand. There were no changes to the objectives or the process from the prior period.  The types of risk exposure and the way in which such exposures are managed are as follows:

(a)    Concentration risk:

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is a prime Canadian bank.

(b)    Exchange rate risk:

The operating results and financial position of the Company are reported in Canadian dollars.  A significant part of company’s cash is held in US dollars – approximately 62% of total assets at June 30, 2010 (95% as of June 30, 2009).  The results of the company’s operations are therefore subject to currency transaction and translation risk.

Comparative foreign exchange rates as at June 30, 2010 are as follows:

	June 30,
	2010	2009
US Dollar to CDN Dollar	1.0646	1.1630

16.   CAPITAL DISCLOSURES

The Company is an Over-The-Counter-Bulletin-Board company currently reviewing investment opportunities and considers the items included in Shareholder’s Equity as capital. The Company’s objective in managing capital is to ensure sufficient liquidity to pursue potential investments and may raise additional capital through the equity markets as additional capital is required.  The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital.  The Company’s capital risk management strategy remains unchanged from the year ended June 30, 2009.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

17.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). There are no material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States (“US GAAP”) and in SEC Regulation S-X.

There were no significant differences between Canadian GAAP and US GAAP which had any impact on the consolidated balance sheet and consolidated statement of cash flows.

The following are brief comments on the treatment of certain key items

(i)   Income Taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates.  Under U.S. GAAP, deferred tax assets and liabilities are recorded at enacted rates.  There were no significant differences between enacted and substantively enacted rates for the periods presented.

(ii)     Accounting for uncertainty in income taxes

U.S. GAAP provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return.

Effective May 1, 2007 the Company adopted the U.S. GAAP guidance in accounting for uncertainty in income taxes. The adoption did not result in any adjustment to opening retained earnings under U.S. GAAP. As a result of the implementation of this guidance, the Company did not recognize any liabilities for unrecognized tax benefits. In the event that the Company recognizes accrued interest related to unrecognized tax benefits, it will be recorded in interest expense. Any penalties will be recorded in general and administrative expenses.

The Company is subject to taxation in Canada. The Company is open to audit under the statute of limitations by the Canada Revenue Agency for years ended June 30, 2007 to June 30, 2010.

Adoption of New Accounting Policies

(i)   Financial Accounting Standards Board’s Codification of US GAAP

On July 1, 2009, the FASB’s Codification of US GAAP (the “Codification”) was issued to create a consolidated reference source for all authoritative non-governmental US GAAP. The Codification was not intended to change US GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards. References in the Company’s consolidated financial statements to US GAAP have been updated to reflect the Codification.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

17.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – continued

(ii)   Business combinations

In December 2007, the FASB issued ASC 805 — Business Combinations (“ASC 805”) (formerly referred to as FAS 141R) which is effective for fiscal years beginning after December 15, 2008. ASC 805, which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008. This Standard modifies the accounting of certain aspects of business combinations. The adoption of ASC 805 did not have a material impact on the Company’s consolidated financial statements.

(iii)   Non-controlling interests

In December 2007, the FASB also issued ASC 810 - Non-controlling Interests in Consolidated Financial Statements (“ASC 810”). ASC 810 will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. ASC 810 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. The adoption of ASC 810 did not have a material impact on the Company’s consolidated financial statements.

(iv)   Derivative Instruments and Hedging Activities

In March 2008, the FASB issued ASC 815  “Disclosures about Derivative Instruments and Hedging Activities” (“ASC 815”). This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The adoption of ASC 815 did not have a material impact on the Company’s consolidated financial statements.

(v)   Subsequent events

In May 2009, the FASB issued ASC 855, “Subsequent Events” (“ASC 855”). This Statement established general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement details the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures that an entity should make about events or transactions that occur after the balance sheet date. The adoption of ASC 855 did not have a material impact on the Company’s consolidated financial statements.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

17.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – continued

(vi)   The Fair Value Measurement of Liabilities

In August 2009, the FASB issued ASU 2009-05 “Measuring Liabilities at Fair Value” (“ASU 2009-05”), which provides amendments to Subtopic 820-10 “Fair Value Measurements and Disclosures — Overall” and is effective prospectively for interim periods beginning after October 1, 2009 for the Company. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one of the valuation techniques that uses (a) the quoted price of the identical liability when traded as asset; (b) quoted prices for similar liabilities when traded as assets; or another valuation technique that is consistent with the principles of Topic 820 “Fair Value Measurements and Disclosures”. Therefore, the fair value of the liability shall reflect non-performance risk, including but not limited to a reporting entity’s own credit risk.  ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of liability. The adoption of ASU 2009-05 did not have a material impact on the Company’s consolidated financial statements.

(vii)   Equity method investees

Effective January 1, 2009 the Company adopted the FASB’s guidance on equity method investment accounting considerations which is included in ASC 323 — Investments — Equity Method and Joint Ventures and applicable for fiscal years beginning on or after December 15, 2008. The guidance indicates when investments accounted for using the equity method are impaired and the appropriate initial measurement and accounting for subsequent changes in ownership percentages. The adoption of this guidance did not result in a material impact to the Company’s consolidated financial statements.

Future U.S. accounting policy changes

(i)    Accounting of Transfers of Financial Assets an amendment of FASB No. 140

In June 2009, FASB issued Statement No. 166, Accounting of Transfers of Financial Assets an amendment of FASB No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  This statement is now known as ASC 860. This Statement improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The Board undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.  This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited.  The Company does not believe that the new standard will have any material impact to the Company’s consolidated financial statements.

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2010 and 2009

17.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – continued

 (ii)   Variable interest entities an Amendment to FASB Interpretation No.46(R)

In June 2009, FASB issued Statement No. 167, Amendment to FASB Interpretation No.46(R). This Statement improves financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, Accounting for Transfers of Financial Assets, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity.  This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.  The Company does not believe that  the new standard will have any material impact to the Company’s consolidated financial statements.

18.   SUBSEQUENT EVENTS

On July 15, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party has the right to exercise the option at any time after July 15, 2011 and until July 15, 2012.  The Company also has an option in which it can force the third party to buy the subsidiary or its assets and assume its liabilities at any time until July 15, 2012.